Agreement and Plan of Acquisition

Between

Blue Marble Media Corp. (“BMM”) and Blue Crée Co., Ltd. (“BCC”)

BMM and BCC being sometimes referred to herein as the “Parties.”

Whereas, the board of directors of each Party deems it advisable that the Parties enter this agreement (the “Agreement and Plan of Acquisition”);

Now, THEREFORE, in consideration of the premises and the respective mutual covenants, representations and warranties herein contained, the parties agree as follows:

1.

ACQUIRING CORPORATION. BMM shall acquire 100% of the issued share capital of BCC.

2.

ACQUISITION DATE. The Acquisition shall become effective (the “Acquisition Date”) upon the completion of all of the respective obligations pursuant to this agreement, including the completion and submission to BMM of the complete audited financial statements of BCC for the years ended December 31, 2008 and 2007; and

Adoption of this agreement by the Parties pursuant to the General Corporation Law of Korea.

3.

GOVERNING LAW. The Agreement shall be governed by the laws of the Province of British Columbia.

4.

CERTIFICATE OF INCORPORATION. The Articles of Incorporation of the Parties shall be the Articles of Incorporation of the surviving corporations from and after the Acquisition Date and subject to the right of each to amend their Articles of Incorporation in accordance with the laws of the jurisdiction of their incorporation.

5.

BYLAWS. The Bylaws of the Parties shall be the Bylaws of the surviving corporations from and after the Acquisition Date, as in effect on the date of this agreement and subject to the right of each to amend their Bylaws in accordance with the laws of the State of their incorporation.

6.

BOARD OF DIRECTORS AND OFFICERS. The officers and directors of the Parties, or such other persons as shall be selected according to previous agreement between the Parties.

7.

PREVIOUS AGREEMENTS. This agreement incorporates and includes all previous signed agreements and intent of the Parties.

8.

CONVERSION. The mode of carrying the Acquisition into effect and the manner and basis of surrendering the shares of BCC for shares of BMM are as follows:

               8.1.1  88,795 shares of BCC Common stock issued and outstanding on the Acquisition date shall, by virtue of this Agreement and without any action on the part of the holders thereof, be converted into 20,000,000 Common shares of BMM adjusted by any increase for fractional shares and reduced by any Dissenting Shares (defined below). BMM shall cause the shareholders to cancel 16,000,000 shares of BMM before issuing 20,000,000 new shares.

The Common Stock to be issued hereunder by BMM (“the Shares”) will be issued pursuant to Section 4(2) of the Securities Act of 1993, or regulation S, and/or Rule 506 of the general rules and Regulation of the Securities and Exchange Commission, will be restricted as to transferability pursuant to Rule 144 thereof, and will bear substantially the following legend:

“THE SECURITIES REPRESENTETD BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITES ACT OF 1993 (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS THAT TERM IS DEFINED IN RULE 144 UNDER ACT.

THE SECURITES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN REGISTRATION STATEMENT UNDER ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFATION OF 144B.”

8.2 Upon the completion to this acquisition, there shall be approximately 50,472,727 shares of BMM issued.

1.3

Within 60 days after the completion of this acquisition, 16,000,000 shares of BMM will be cancelled and BCC will obtain the option to purchase up to 2,000,000 shares from one of the shareholders of BMM. Shareholder agreement between BMM shareholders and BCC shareholders will be made prior to the closing of this acquisition.

1.4

All the outstanding warrants, options or other rights to the Common or Preferred Stock of BCC shall be retired and cancelled as of the Acquisition Date.

1.5

Each share of BCC that is owned by BCC as treasury stock shall, by virtue of the Acquisition and without any action on the part of BCC, be retired and cancelled as of the Acquisition Date.

1.6

Each certificate evidencing ownership of shares of BMM issued and outstanding on the Acquisition Date or held by BMM in its treasury shall continue to evidence ownership of the same number of shares of BMM Common Stock.

1.7

BMM Stock shall be issued to the holders of BCC Common Stock in exchange for their shares as provided by BCC and the shareholders of BCC.

1.8

The shares of BMM Common stock to be issued in exchange for BCC Common stock hereunder shall be proportionately reduced by any shares owned by BCC shareholders who shall be timely objected to the Acquisition (the “Dissenting Shares”) in accordance with the provisions of the General Corporation Law of Korea as provided therein.

2

EXCHANGE OF CERTIFICATIONS. Within 60 days after the Acquisition Date, each holder of an outstanding certificate or certificates therefore representing shares of BCC Common stock (other than certificates representing Dissenting Shares) shall surrender such certificate(s) for cancellation to the party designated herein to handle such exchange (the “Exchange Agent”), and shall receive in exchange for each 1 share of BCC a certificate(s) representing 223.5 shares of BMM.

3

UNEXCHANGED CERTIFICATES. Until surrendered, each outstanding certificate that prior to the Acquisition Date represented BCC Common Stock (other than certificates representing dissenting Shares) shall be deemed for all purpose, other than the payment of dividends or other distributions, to evidence ownership of the number of shares of BMM Common stock into which was converted. No dividend or other distribution payable to holders of BMM Common Stock as of any date subsequent to the Acquisition date shall be paid to the holders of outstanding certificates of  BCC common Shares; provided, however, that upon surrender and exchange of such outstanding certificates (other than certificates representing Dissenting Shares), there shall be paid to the record holders of the certificates issued in exchange therefore the amount, without interest thereon, of dividends and other distributions that would have been payable subsequent to the Acquisition Date with respect to the shares of BMM Common stock represented thereby.

4

EFFECTIVE ON THE ACQUISITION.  On the acquisition date, BCC shall become a subsidiary company continued by statute, and it shall be acquired by BMM.

5

REPRESENTATIONS AND WARRANTIES OF BCC.  BCC represents and warrants that:

1.1

CORPORATE ORGANIZATION AND GOOD STANDING. BCC is a corporation duly organized, validly existing, and in good standing under the laws of Korea, and is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification.

1.2

 CAPITALIZATION. BCC’s authorized capital consists of 70,000 shares of Common Stock of which approximately 88,795 shares are issued and outstanding.

1.3

ISSUED STOCK. All the outstanding shares of its Common stock are duly authorized and validly issued, fully paid and non-assessable.

1.4

STOCK RIGHTS. There are no stock grants, options, rights, warrants or other rights to purchase or obtain BCC Common shares issued or committed to be issued.

1.5

CORPORATE AUTHORITY.  BCC has all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as it is now being conducted and to execute, deliver, perform and concluded the transactions contemplated by this agreement and all other agreements and instruments related to this agreement.

1.6

SUBSIDIARIES. BCC has no subsidiaries.

1.7

LITIGATION. There is not, to the knowledge of BCC, Any pending, threatened, or existing litigation, bankruptcy, criminal, civil, or regulatory proceeding or investigation, threatened or contemplated against BCC or against its officers.

1.8

TITLE. BCC has good and marketable title to all the real property and good and valid title to all other property included in its most recent financial statements. The properties of BCC are not subject to any mortgage, encumbrance, or lien of any kind except minor encumbrances that do not materially interfere with the use of the property in the conduct of the business of BCC.

1.9

CONTRACTS. BCC is not party to any material contract not in the ordinary course of business that is to be performed in whole or in part at or after the date of this agreement other than as has been previously disclosed to BMM.

1.10

TAX RETURNS. All required tax returns for federal, state, country, municipal, local, foreign and other taxes and assessments have been properly prepared and filed by BCC for all years for which such has been filed. Any and all federal, state, country, municipal, local, foreign and other taxes and assessments, including any and all interest, penalties and additions imposed with respect to such amounts have been paid or provided for.

1.11

NO VIOLATION.  Consummation of the Acquisition will not constitute or result in a breach or default under provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgement, decree, law, or regulation to which any property of BCC is subject or which BCC is bound.

2

REPRESENTATIONS AND WARRANTIES OF BMM. BMM represents and warrants that:

1.1

 CORPORATE ORGANIZATION AND GOOD STANDING. BMM is a corporation duly organized, validly existing, and in good standing under the laws of Canada, and is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification.

1.2

CAPITALIZATION. BMM’s authorized capital consists of 30,472,727 shares of Common Stock of par value, of which 30,472,727 shares are issued and outstanding.

1.3

ISSUED STOCK. All the outstanding shares of its Common stock are duly authorized and validly issued, fully paid and non-assessable.

1.4

CORPORATE AUTHORITY.  BMM has all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as it is now being conducted and to execute, deliver, perform and concluded the transactions contemplated by this agreement and all other agreements and instruments related to this agreement.

1.5

TITLE. BMM has good and marketable title to all the real property and good and valid title to all other property included in its most recent financial statements. The properties of BMM are not subject to any mortgage, encumbrance, or lien of any kind except minor encumbrances that do not materially interfere with the use of the property in the conduct of the business of BMM.

1.6

NO VIOLATION.  Consummation of the Acquisition will not constitute or result in a breach or default under provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgement, decree, law, or regulation to which any property of BMM is subject or which BMM is bound.

1.7

REPORTING COMPANY STATUS. BMM has filed with the Securities and Exchange Commission a registration statement on Form 20F which became effective pursuant to the Securities Exchange Act of 1934 and is a reporting issuer pursuant to Section 12(g) there under.

1.8

REPORTING COMPANY FILINGS.  BMM has filed and is current on all reports required to be filed by it pursuant to Section13 of the Securities Exchange Act of 1934.

2

CONDUCT OF BCC PENDING THE ACQUISITION DATE. BCC covenants that between the date of this agreement and the acquisitions date:

- No change will be made in BCC’s Certificate of Incorporation or Bylaws.

- BCC will not make any change in its authorized or issued capital stock, declare or pay any dividend or other distribution, or issue, encumber, purchase or otherwise acquire any of its capital stock other than as provided herein.

- BCC will use its best efforts to maintain and preserve its business organization, employee relationships and goodwill intact, and will not enter into any material commitment except in the ordinary course of business.

3

CONDUCT OF NMC PENDING THE ACQUISITION DATE. BMM covenants that between the date of this Agreement and the Acquisition Date:

- No Change will be made in the BMM’s Articles of incorporation or Bylaws.

- BMM will use its best efforts to maintain and preserve its business organization, employee relationships, and goodwill intact, and will not enter into any material commitment except in the ordinary course of business.

4

CONDITIONS PRECEDENT TO OBLIGATION OF BCC. The obligations of BCC to consummate this Acquisition shall be subject to fulfilment on or before the Acquisition Date of each of the following conditions, unless waived in writing by BMM.

- BCC’S REPRESENTATIONS AND WARRANTIES.  The representations and warranties of BCC set forth herein shall be true and correct at the Acquisition Date as though made at and as of that date, except as affected by transactions contemplated hereby.

- BCC’S COVENANTS. BCC shall have performed all covenants required by this agreement to be performed by them on or before the Acquisitions Date.

- APPROVAL. This agreement shall have been approved by BCC in such manner as is required by law including all appropriate action by directors and, if required, by shareholders.

5

CONDITIONS PRECEDENT TO OBLIGATION OF BMM. The obligations of BMM to consummate this acquisition shall be subject to fulfillment on or before the Acquisition Date of each of the following conditions, unless waived in writing by BCC:

- BMM ’S REPRESENTATIONS AND WARRANTIES.  The representations and warranties of BMM set forth herein shall be true and correct at the Acquisition Date as though made at and as of that date, except as affected by transactions contemplated hereby.

- BMM’S COVENATS. BMM shall have performed all covenants required by this agreement to be performed by them on or before the Acquisitions Date.

- APPROVAL. This agreement shall have been approved by BMM in such manner as is required by law including all appropriate action by directors and, if required, by shareholders.

6

ACCESS. From the date hereof to the Acquisition Date, BMM and BCC shall provide each other with such information and permit each other’s officers and representatives such access to its properties and books and records as the other may from time to time reasonably request. If the Acquisition is not consummated, all documents received in connection with this agreement shall be returned to the party furnishing such documents, and all information so received shall be treated as confidential.

7

CLOSING.

19.1. The transfers and deliveries to be made pursuant to this agreement ( the “Closing”) shall be made by and take place at the offices of the Exchange Agent or other location designated by the Parties without requiring  the meeting of the parties hereof. All proceedings to be taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor  documents deemed executed or delivered until all have been taken, delivered and executed.

19.2 Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission required by this agreement or any signature required thereon may be used in lieu of an original writing or transmission or signature for any and all purposes for which the original could be used, provided that such copy, facsimile telecommunication or other reproduction shall complete reproduction of the entire original writing or transmission or original signature.

19.3 At the Closing, BCC shall deliver to the Exchange Agent in satisfactory form, if not already delivered to BMM:

(a)

A list of the holders record of the shares of BCC Common Stock being exchanged, with an itemization of the number of shares held by each, the address of each holder, and the aggregate number of shares of BMM Common Stock to be issued to each holder ;

(b)

Evidence of the execution and adoption of this Agreement in such manner as is required by law including all appropriate action by directors and, if required, by shareholders;

(c)

Certified copies of the resolutions of the board of director of BCC authorizing the execution of this agreement and the consummation of the acquisition;

(d)

Any document as may be specified herein or required to satisfy the conditions, representations and warranties enumerated elsewhere herein; and

(e)

The shares certificate for the outstanding Common Stock of BCC to be exchanged hereunder or, where any such certificate is not delivered, an affidavit of lost certificate or other reason for non-delivery. Each share certificate shall be endorsed for transfer by the holder therof.

19.4 At the Closing, BMM shall deliver to the Exchange Agent in satisfactory form, if not already delivered to BCC.

(a)

A list of its shareholders of record;

(b)

Evidence of the execution and adoption of this Agreement in such manner as is required by law including all appropriated action by directors and, if required, by shareholders;

(c)

Certified copies of the resolutions of the board of director of BMM authorizing the execution of this agreement and the consummation of the acquisition;

(d)

Any document as may be specified herein or required to satisfy the conditions, representations and warranties enumerated elsewhere herein; and

(e)

The shares certificated for the outstanding Common Stock of BMM (the “BMM Certificates”) to  be delivered to the shareholders of BCC hereunder, in proper names and amounts, as instructed by the Exchange Agent  and bearing legends, if any, required and appropriate under applicable securities laws.

19.5 RELEASSE OF COSIDERATION. Upon completion of the Acquisition the Exchange Agent is expressly authorized to:

(a)

deliver the BCC Certificates to BMM;

(b)

deliver the BMM Certificates to the BCC Shareholder

(c)

deliver

        Whereas the Exchange Agent shall be Mr. Jin Kyung Yang

13

SURVIVAL OF REPRESENTATIONS AND WARRATIES.  The representations and warranties of the Parties set out herein shall survive the Acquisition Date.

14

ARBITRATION.

14.1

SCOPE. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this agreement or any other cause, will be resolved by arbitration before the British Columbia International Commercial Arbitration Centre within the Province of British Columbia, Canada.

14.2

CONSENT TO JURISDICTION, SITUS AND JUDGEMENT.  The parties hereby irrevocably consent to the jurisdiction of British Columbia International Commercial Arbitration Centre and the situs of arbitration (and any requests for injunctive or other equitable relief) within the District of Columbia. Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards.

14.3

APPLICABLE LAW. The law applicable to the arbitration and this agreement shall be that of the Province of British Columbia, determined without regard to its provisions which would otherwise apply to a question of conflict of laws.

14.4

DISCLOSURE AND DISCOVERY.  The arbitrator may, in its discretions, allow the parties to make reasonable disclosure and discovery in regard to any matters which are the subject of the arbitration and to compel compliance with all or any of the disclosure and discovery provisions of the Federal Rules of Civil Procedure, as they then exist, as may be modified by the arbitrator consistent with the desire to simplify the conduct and minimize the expense of the arbitration.

14.5

RULES OF LAW. Regardless of any practices of arbitration to the contrary, the arbitrator will apply the rules of contract and other law of the jurisdiction whose law applies to the arbitration so that the decision of the arbitrator will be, as much as possible, the same as if the dispute had been determined by a court of competent jurisdiction.

14.6

FINALITY AND FEES. Any award or decision by the British Columbia International Commercial Arbitration Centre shall be final, binding and non-appealable except as to errors of law or the failure of the arbitrator to adhere to the arbitration provisions contained in this agreement. Each party to the arbitration shall pay its own costs and counsel fees except as specifically provided otherwise in this agreement.

14.7

MEASURE OF DAMAGES. In any adverse action, the parties shall restrict themselves to claim for compensatory damages and/or securities issued or to be issued and no claims shall be made by any party or affiliate for lost profits, punitive or multiple damages.

14.8

COVENANT NOT TO SUE. The parties covenant that under no conditions will any party or any affiliate file any action against the other (except only requests for injunctive or other equitable relief) in any forum other than before the British Columbia International Commercial Arbitration Centre, and the parties agree that any such action, if filed, shall be dismissed upon application and shall be referred for arbitration hereunder with costs and attorney’s fee to the prevailing party.

14.9

INTENTION. It is the intentions of the parties and their affiliates that all disputes of any nature between them, whenever arising, whether in regard to this agreement or any other matter, from whatever cause, based  on whatever law, rule or regulation, whether statutory or common law, and however characterized, be decided by arbitration as provided herein and that no party or affiliate be required to litigate in any other forum any disputes or other matters except for requests for injunctive or equitable relief. This Agreement shall be interpreted in conformance with this stated intent of parties and their affiliates.

14.10

SURVIVAL. The provisions for arbitration contained herein shall survive the termination of this agreement for any reason.

15

GENERAL PROVISIONS.

15.1

FURTHER ASSURANCE. From time to time, each party will execute such additional instruments and take such actions as may be reasonably required to carry on the intent and purpose of this agreement.

15.2

WAIVER. Any failure on the part of either party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

15.3

BROKERS. Each party agrees to indemnify and hold harmless the other party against any fee, loss, or expense arising out of claims by brokers or finders employed or alleged to have been employed by the indemnifying party.

15.4

NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first-class certified mail, return receipt requested, or recognized commercial courier services, as follows:

If to BCC. To: Gwonhun Bldg. 37, Nonhyeon-dong, Gangnam-gu, Seoul, Korea 135-010

If to BMM. To: Suite 950, 1130 West Pender St. Vancouver, BC, Canada V6E 4A4

16

ASSIGNMENT. This agreement shall be inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns; provided, however, that any assignment by either party of its rights under this agreement without the written consent of the other party shall be void.

17

COUNTERPARTS. This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures sent by facsimile transmission shall be deemed to be evidence of the original execution thereof.

18

EXCHANGE AGENT AND CLOSING DATE. The exchange agent shall be one in Vancouver, Canada, who appointed by BMM and can be changed by BMM at any time. The Closing shall take place upon the fulfillment by each party of all the conditions of Closing required herein, but not later than 60 days following execution of this Agreement unless extended by mutual consent of the parties.

19

REVIEW OF AGREEMENT. Each party acknowledges that it has had time to review this Agreement and, as desired, consult with counsel.  In the interpretation of this agreement, no adverse presumption shall be made against any party on the basis that it has prepared, or participated in the preparation of, this Agreement.

20

SCHEDULES. All schedules attached hereto, if any, shall be acknowledged by the Parties.

Schedule A is attached.

Approved and Accepted by:

Blue Crée Co., Ltd.

Signed by       __________________                 Dated:     February 26th, 2010

By  Yang, Jin Kyung, President

Approved and Accepted by:

Blue Marble Media Corp.

Signed by      __________________                 Dated:    February 26th, 2010

By Lee, Jai woo, Chairman

SCHEDULE A

To the

Agreement and Plan of Acquisition

between

Blue Marble Media Corp. (“BMM”) and Blue Crée Co. Ltd. (“BCC”)

BMM and BCC being sometimes referred to herein as the “Parties”

EFFECTIVE DATE. The effective date of this agreement between the Parties is January 2, 2010

CLOSING DATE. The closing date of this agreement between the Parties shall be April 15, 2010 or on such date as agreed to by the Parties

ACQUISITION DATE. The agreement shall be dated at the date of signing by both Parties